

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 16, 2018

<u>Via E-mail</u>
Danion Fielding
Vice President, Chief Financial Officer and Treasurer
Getty Realty Corp.
Two Jericho Plaza, Suite 110
Jericho, New York 11753

> **Re: Getty Realty Corp.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 001-13777**

Dear Mr. Fielding:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities